

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 25, 2015

James R. McKnight, Jr.
Executive Vice President and Chief Financial Officer
Diversicare Healthcare Services, Inc.
1621 Galleria Boulevard
Brentwood, TN 37027

> **Re:** **Diversicare Healthcare Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 5, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 6, 2015**
> **File No. 1-12996**

Dear Mr. McKnight:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 1. Legal Proceedings, page 36

1.   Please tell us and disclose, if material, the amounts of the settlements reached in the three actions brought by defendants under the Fair Labor Standard Act (FLSA) in federal courts in Arkansas, Tennessee, and Texas that were mediated and settled on July 28, 2015. Please refer to ASC 450-20-30 and 450-20-50 in your response.

2.   Please tell us and disclose whether you have accrued the sanctions of $900,000 imposed by CMS for alleged survey deficiencies, or why you have not disclosed in your notes to the financial statements. We note that your reserve for professional liability expenses

does not include any amounts for any of the collective actions or investigations into the Company. Please refer to ASC 450-20-30 and 450-20-50 in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications